October 21, 2022

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re:VV Markets LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 8

Filed October 7, 2022

File No. 024-11306

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated October 20, 2022 from the staff of the Division of Corporate Finance - Office of Technology (the “Staff”) regarding the Offering Statement of VV Markets LLC (the “Company”), which we have set out below, together with our responses.

Post-qualification Amendment No. 8 to Offering Statement on Form 1-A Filed October 7, 2022

General

1.We note that the series manager may receive a true-up fee from the proceeds received in an offering in lieu of a sourcing fee. Please describe, in detail, the difference between the true-up fee and sourcing fee, including how each of the fees are calculated on a per offering basis. In this light, we note that the sourcing fee compensates the series manager for sourcing each underlying asset whereas the true-up fee generally includes compensation and reimbursement to the series manager for general operating costs, offering costs, sourcing and purchasing fees and costs, import taxes and interest and commitments to purchase the associated assets. It appears that in certain instances, the true-up fee may be substantially higher than the sourcing fee, for example up to 73.33% of the asset cost (or 42.31% of the aggregate offering amount) in the VV-BOW50 series offering. To the extent possible, please provide an itemized breakdown of the actual or anticipated sourcing fee or true-up fee, as applicable, in the Use of Proceeds section for each series offering. Please revise the Compensation of Manager section to contemplate any compensation to be paid to the series manager via the true-up fee and any compensation previously paid via the sourcing-fee and/or interests issued to the series manager. In this light, we note that the Compensation of Manager section states that "[t]o date, the Manager has not received any compensation or reimbursement of expenses since inception." Please advise. Additionally, we note your disclosure that the sourcing fee will be between 0% to 15% of the gross offering proceeds of each offering. However, the sourcing fee in certain of your offerings exceed 15%. For example, the VV-MVRW series offering sourcing fee is set at 15.40% and various of your Use of Proceeds tables include footnotes that the sourcing fee could be as high as 25% of the gross offering proceeds. Please advise.

In response to the Staff’s comment, the Company has added disclosure to the Offering Circular to provide greater clarify on the difference between the True-Up Fee and Sourcing Fee – in particular, the Company has clarified that the Sourcing Fee is a component of the True-Up Fee. The Company has also added additional disclosure on how the Sourcing Fee is calculated under the “Compensation to Manager” subsection of the Offering Circular.

The Company has also added additional disclosure in the “Use of Proceeds” section, and now includes the portion of the True-Up Fee in each offering that is comprised of the Sourcing Fee.

The Company has also revised the “Compensation to Manager” subsection to remove the statement identified by the Staff in the comment above that "[t]o date, the Manager has not received any compensation or reimbursement of expenses since inception”, as this statement was incorrect. The Company has added a statement in this subsection about the amount of compensation received by the Manager to date.

The Company has also revised the previous statement in the Offering Circular on the Sourcing Fee being between 0% to 15%, to make clear that the range is between 0% to 40%.

Thank you again for the opportunity to respond to your questions to the offering statement of VV Markets LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Nick King

Chief Executive Officer and Director of VinVesto, Inc., the Manager of the Company